SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

ENERGY FOCUS, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

29268T102
(CUSIP Number)

March 13, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)
(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,048,536 (1)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,048,536 (1)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,536 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.85% (2)
12.	TYPE OF REPORTING PERSON: OO

(1) Includes (a) 580,518 shares of Common Stock and (b) 468,018 shares of Common Stock issuable upon exercise of a common stock purchase warrant which is immediately exercisable.

(2) The ownership percentage of the Reporting Person is based upon 14,834,920 shares of Common Stock issued and outstanding as of February 27, 2009, as stated in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and filed with the Securities and Exchange Commission on March 31, 2009.

Item 1(a).	Name of Issuer.

Energy Focus, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

32000 Aurora Road, Solon, Ohio 44139

Item 2(a).	Names of Person Filing.

Midsummer Investment, Ltd. (“Midsummer Investment”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

As to Midsummer Investment: Midsummer Investment, Ltd. c/o Midsummer Capital, LLC 295 Madison Avenue, 38th Floor New York, New York 10017

Item 2(c).	Citizenship.

Bermuda

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

29268T102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, Midsummer Investment is the beneficial owner of 1,048,536 shares of Common Stock, representing approximately 6.85% of the total number of issued and outstanding shares of Common Stock and which includes (i) 580,518 shares of Common Stock and (ii) 468,018 shares of Common Stock that are issuable upon exercise of a Common Stock Purchase Warrant issued on March 14, 2008 and are immediately exercisable (the “March 2008 Warrant”).  The March 2008 Warrant issued to Midsummer Investment contains a limitation prohibiting exercise thereof to the extent that Midsummer Investment (together with its affiliates) would beneficially own in excess of 19.99% of the outstanding Common Stock immediately after giving effect to such exercise.  Therefore, so long as Midsummer Investment does not beneficially own more than 19.99% of the Common Stock, the March 2008 Warrant is fully exercisable and Midsummer Investment beneficially owns all shares of Common Stock underlying thereto.

Midsummer Capital, LLC (“Midsummer Capital”) is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 1,048,536 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially owns 6.85% of the Issuer’s issued and outstanding Common Stock (based on 14,834,920 shares of Common Stock issued and outstanding as of February 27, 2009 as stated in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and filed with the Securities and Exchange Commission on March 31, 2009).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 1,048,536 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 1,048,536 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2009

MIDSUMMER INVESTMENT, LTD.

By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President